June 5, 2019

Trac Pham
Chief Financial Officer
Synopsys, Inc.
690 East Middlefield Road
Mountain View, California 94043

       Re: Synopsys, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2018
           Filed December 17, 2018
           File No. 000-19807

Dear Mr. Pham:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services